Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1, dated as of February 19, 2008 (this “Amendment”), is to the Agreement and Plan of Merger, dated as of December 5, 2007 (the “Merger Agreement”), by and among CP Holdco, LLC, a Delaware limited liability company (“Parent”), CP Merger Co., a California corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Critical Path, Inc., a California corporation (the “Company” and, collectively with Parent and Merger Sub, the “Parties”). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement, and all references to Articles and Sections herein are references to Articles and Sections of the Merger Agreement.

In consideration of the premises and mutual promises herein made, and in consideration of the agreements herein contained, the Parties, intending to be legally bound hereby, agree as follows:

1.	Amendment to Recitals. The first recital of the Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, the Board of Directors of the Company (the “Board of Directors”), based on the unanimous recommendation of a special committee thereof consisting solely of disinterested directors of the Company (the “Special Committee”) has (i) determined that (x) the merger of Merger Sub with and into the Company (the “Merger”), with the Company remaining as the surviving corporation and a Subsidiary of Parent, whereby each share of the Common Stock of the Company, par value $0.001 per share (the “Common Stock”) (other than Excluded Shares (as defined herein) and Dissenting Shares (as defined herein)) will, upon the terms and subject to the conditions set forth herein, be converted into the right to receive the following (the “Merger Consideration”): (a) cash in an amount equal to $0.102 per share (subject to adjustments upon any stock split, stock dividend, stock distribution or reclassifications of the Common Stock pursuant to Section 2.04), and (b) subject to Section 1.11(c), the Contingent Litigation Recovery Right (as defined herein), and (y) the other transactions (collectively with the Merger, the “Transactions”) contemplated by this Agreement and the Note Exchange Agreement (as defined herein) and the provisions of the Restated Articles (as defined herein) are fair to, and in the best interests of the shareholders of the Company (other than the Rollover Shareholders (as defined herein)), (ii) approved and adopted this Agreement and the Transactions, and declared their advisability, (iii) recommended the adoption by the shareholders of the Company, subject to the terms and conditions set forth herein, of this Agreement and the Restated Articles, and (iv) approved the Merger, the Transactions and this Agreement for purposes of Section 1201 of the California General Corporation Law (as amended from time to time, the “CGCL”);”

2.	Amendment to Section 1.07(d). Section 1.07(d) is hereby amended and restated in its entirety as follows:

“(d) Series E Preferred Stock. Each share of the Series E Preferred Stock issued and outstanding immediately prior to the Effective Time shall not be affected by the Merger and shall be automatically reverse split, immediately after the Effective Time, on a 70,000 to 1 basis in accordance with the terms of the Restated Articles (the “Reverse Split”). Immediately after the Reverse Split, (i) each holder holding fractional shares of Series E Preferred Stock (each, a “Series E Distribution Holder”) shall receive, in exchange for the cancellation of all fractional shares of Series E Preferred Stock held by such Series E Distribution Holder, an amount in cash equal to the product of (x) the fractional shares of the Series E Preferred Stock held by such Series E Distribution Holder, multiplied by (y) the quotient referred to in Section 7(a)(ii) of Article V.C of the Restated Articles then in effect, as adjusted pursuant to the Restated Articles after the Reverse Split, multiplied by (z) cash in an amount equal to $0.102 (subject to adjustment for any stock splits, combinations or recapitalizations of the Common Stock and similar anti-dilution events involving the Common Stock) and, subject to Section 1.11(c), the Contingent Litigation Recovery Right (such amount payable to each Series E Distribution Holder shall be referred to as the “Series E Distribution” for such Series E Distribution Holder), and (ii) all other shares of Series E Preferred Stock shall remain issued and outstanding, and shall, upon the election of holders of a majority of the then outstanding Series E Preferred Stock, be converted into that number of shares of common stock of the Surviving Corporation (rounded up to the nearest whole number) in accordance with

Section 7(aa) of Article V.C of the Restated Articles then in effect. Immediately after the Reverse Split, all fractional shares of Series E Preferred Stock shall no longer remain outstanding and shall automatically be cancelled and shall cease to exist, and each Series E Distribution Holder of a certificate that represented such fractional shares of Series E Preferred Stock as a result of the Reverse Split (a “Series E Stock Certificate”) shall cease to have any rights with respect thereto, except the right to receive his, her or its Series E Distribution, to be paid in consideration therefor upon surrender of such Series E Stock Certificate in accordance with Section 2.01(b), without interest.”

3.	Amendment to Article I. Article I is hereby amended by adding the following Section 1.11 at the end thereof:

“Section 1.11 Contingent Litigation Recovery Right.

(a) The term “Contingent Litigation Recovery Right” shall mean a payment equal to the quotient of (A) the excess of (1) the aggregate amount of all payment, penalty, interest and other damages actually recovered by the Surviving Corporation in the action pending in the United States District Court for the Western District of Washington captioned Vanessa Simmonds v. Bank of America Corporation and J.P. Morgan Chase & Co., Docket # 2:07-cv-01582-JLR (collectively, the “Simmonds Claims”), whether such payment, penalty, interest and other damages are recovered at trial, upon appeal or in settlement (the “Recovery”) minus (2) the sum of the aggregate amount of all fees, costs and expenses (including, without limitation, attorneys’ fees and disbursements) incurred by, paid by, or charged to the Surviving Corporation and its shareholders and Affiliates in (x) pursuing, prosecuting, settling and obtaining Recovery from the Simmonds Claims, and (y) distributing any amounts pursuant to this Section 1.11 to holders of shares of Common Stock of the Company outstanding as of the Effective Time, each holder of Company Warrants or Company Options that is entitled to receive any cash payments pursuant to Sections 1.09(b) or 1.09(c), and each Series E Distribution Holder, divided by (B) the total number of shares of Common Stock outstanding immediately prior to the Effective Time on a fully diluted basis assuming conversion of all shares Series D Preferred Stock and Series E Preferred Stock then outstanding and the exercise of all then outstanding Warrants and Company Options that have an exercise price below $0.102 per share (subject to adjustments upon any stock split, stock dividend, stock distribution or reclassifications of the Common Stock pursuant to Section 2.04). Any amount of the Recovery in excess of the aggregate amount distributed as Contingent Litigation Recovery Right pursuant to this Section 1.11 shall be retained by the Surviving Corporation.

(b) Notwithstanding any provision to the contrary contained herein or in any other agreement or document, neither the Surviving Corporation, its Subsidiaries and Affiliates, nor any of their respective directors, officers, employees, agents or representatives shall have any obligation to pursue, prosecute, settle or otherwise take any action with respect to the Simmonds Claims or any other related claims, actions or proceedings. The parties hereto further acknowledge and agree that, after the Effective Time, should it elect to do so in its sole, absolute and unfettered discretion, the Surviving Corporation shall have all right and authority, but not the obligation, to manage, pursue, prosecute, settle, compromise or dismiss the Simmonds Claims or any other related claims, actions or proceedings in such manner as the Surviving Corporation deems necessary or appropriate in its sole, absolute and unfettered discretion.

(c) For purposes of this Agreement, prior to the actual receipt of any Recovery by the Surviving Corporation, the Contingent Litigation Recovery Right shall not be deemed a part of the Merger Consideration or the Series E Distribution; provided, however, that if any amounts are received pursuant to the Contingent Litigation Recovery Right in the future, then such amounts shall represent payments of additional consideration pursuant to this Agreement and shall be deemed an integral part of the Merger Consideration and the Series E Distribution.

(d) To the extent any amount is payable pursuant to Section 1.11(a), the Surviving Corporation shall, or shall cause a paying agent selected by the Surviving Corporation to, pay any such amount to (i) each holder of shares of Common Stock outstanding immediately prior to the Effective Time pursuant to Section 1.07(a), (ii) each holder of Company Warrants or Company Options that is entitled to receive any cash payments pursuant to Sections 1.09(b) or 1.09(c), and (iii) each Series E Distribution Holder pursuant to Section 1.07(d), respectively, in each case without interest and less any withholding Taxes as described in Section 2.01(f), and in the case of holders of shares of Common Stock outstanding immediately prior to the Effective Time and Series E Distribution Holders, according to the payment instructions set forth in the Transmittal Documents submitted by such holder pursuant to Section 2.01(b).

(e) The right of each holder of shares of Common Stock outstanding as of the Effective Time, each holder of Company Warrants or Company Options that is entitled to receive any cash payments pursuant to Sections 1.09(b) or 1.09(c) and each Series E Distribution Holder, respectively, to receive any payment under the Contingent Litigation Recovery Right pursuant to this Agreement (i) shall not be transferred or assigned except by operation of law or by will or intestate succession, (ii) shall not be evidenced by a certificate or any other instrument, and (iii) shall not entitle such holder to any right as holders of common stock or any other equity interest in the Surviving Corporation, including, without limitation, any voting rights or rights to receive dividends, distributions or any other payments.”

4.	Amendment to Section 3.03(c)(ii). Section 3.03(c)(ii) is hereby amended and restated in its entirety as follows:

“(ii) the Restated Articles are:

(A) with respect to the amendment to the Company Articles of Incorporation to provide for a 70,000-to-1 reverse stock split of the Series E Preferred Stock, the (1) affirmative vote of a majority of outstanding shares of Series D Preferred Stock, voting as a separate class, (2) affirmative vote of a majority of the outstanding shares of Series E Preferred Stock, voting as a separate class, and (3) Vote of Outstanding Shares;

(B) with respect to the amendment to the Company Articles of Incorporation to provide for the conversion of the Series D Preferred Stock and Series E Preferred Stock into shares of Common Stock upon the election of holders of a majority of the outstanding shares of each such series of preferred stock to convert, the (1) affirmative vote of a majority of outstanding shares of Series D Preferred Stock, voting as a separate class, (2) affirmative vote of a majority of the outstanding shares of Series E Preferred Stock, voting as a separate class, and (3) Vote of the Outstanding Shares;

(C) with respect to the amendment to the Company Articles of Incorporation to increase the number of authorized shares of Common Stock to 500,000,000, the (1) affirmative vote of a majority of the outstanding shares of Common Stock, voting as a separate class, (2) affirmative vote of a majority of the outstanding shares of Series D Preferred Stock, voting as a separate class, and (3) Vote of the Outstanding Shares;

(D) with respect to the amendment to the Company Articles of Incorporation to permit shareholders to act by written consent, the (1) affirmative vote of a majority of the outstanding shares of Common Stock, voting as a separate class, (2) affirmative vote of a majority of the outstanding shares of Series D Preferred Stock, voting as a separate class, (3) affirmative vote of a majority of the outstanding shares of Series E Preferred Stock, voting as a separate class, and (4) Vote of the Outstanding Shares;

(E) with respect to the amendment to the Company Articles of Incorporation to terminate the authorization to issue Series F Preferred Stock, the (1) affirmative vote of a majority of the outstanding shares of Series D Preferred Stock, voting as a separate class, and (2) Vote of Outstanding Shares;

(F) with respect to the amendment to the Company Articles of Incorporation to provide that the Transactions do not constitute a change of control for purposes of the Restated Articles, the (1) affirmative vote of a majority of the outstanding shares of Series D Preferred Stock, voting as a separate class, (2) affirmative vote of a majority of the outstanding shares of Series E Preferred Stock, voting as a separate class, and (3) Vote of the Outstanding Shares; and

(G) with respect to the adoption of the Restated Articles as a whole, the (1) affirmative vote of a majority of the outstanding shares of Common Stock, voting as a separate class, (2) affirmative vote of a majority of the outstanding shares of Series D Preferred Stock, voting as a separate class, (3) affirmative vote of a majority of the outstanding shares of Series E Preferred Stock, voting as a separate class, and (4) Vote of the Outstanding Shares.”

5.	Amendment to Exhibits D and E. The form of the second amended and restated articles of incorporation of the Company attached as Exhibit D to the Merger Agreement and the form of agreement of merger attached as Exhibit E to the Merger Agreement shall be amended as necessary and appropriate to reflect the terms of this Amendment.

6.	Confirmation of Merger Agreement. Other than as expressly modified pursuant to this Amendment, all provisions of the Merger Agreement remain unmodified and in full force and effect. The provisions of Article VIII of the Merger Agreement shall apply to this Amendment mutatis mutandis.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the first date above written.

CP HOLDCO, LLC

By:	/s/ Tom C. Tinsley
Name:	Tom C. Tinsley
Title:	President

CP MERGER CO.

By:	/s/ Tom C. Tinsley
Name:	Tom C. Tinsley
Title:	President

CRITICAL PATH, INC.

By:	/s/ Mark Palomba
Name:	Mark Palomba
Title:	Chief Executive Officer